UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-15688

NOMAD ROYALTY COMPANY LTD.
(Translation of registrant’s name into English)

1275 Av. des Canadiens-de-Montréal, Suite 500
Montréal, Quebec H3B 0G4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The audit report of PricewaterhouseCoopers LLP dated March 30, 2021 on the annual financial statements of the Registrant as of December 31, 2020 and for the year ended December 31, 2020 that is being furnished as an exhibit to this report on Form 6-K has been prepared in accordance with applicable requirements including applicable provincial professional requirements in Canada. It contains certain additional information that was not required to be included in the audit report prepared in accordance with applicable U.S. securities law and Public Company Accounting Oversight Board requirements that was filed with the Securities and Exchange Commission as part of the Registrant’s Form 40-F.

SUBMITTED HEREWITH

Exhibit
Number	Description of Exhibit
99.1	PricewaterhouseCoopers LLP – Report of independent registered public accounting firm

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAD ROYALTY COMPANY LTD.

Dated: March 30, 2021	/s/ Vincent Metcalfe
Vincent Metcalfe
Chief Executive Officer

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